Griffin-American Healthcare REIT IV, Inc.

18191 Von Karman Avenue, Suite 300

Irvine, California 92612

July 28, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis

Re:	Griffin-American Healthcare REIT IV, Inc.

Registration Statement on Form S-4

File No. 333-257974

Request for Acceleration

Dear Mr. Davis:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Griffin-American Healthcare REIT IV, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 9:00 a.m., Eastern Time, on July 30, 2021, or as soon as practicable thereafter.

Please contact Seth Weiner of Morris, Manning & Martin, LLP via telephone at (404) 504-7664 or via e-mail at skw@mmmlaw.com with any questions you may have. In addition, please notify Mr. Weiner when this request for acceleration has been granted.

Sincerely,

Griffin-American Healthcare REIT IV, Inc.

/s/ Jeffrey T. Hanson
Name:	Jeffrey T. Hanson
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Cora Lo, Esq.

Lauren B. Prevost, Esq.

Seth K. Weiner, Esq.